ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD.
Suite 355, 10333 Southport Road S.W.
Calgary, Alberta T2W 3X6
Tel: (403) 278-8811 – Fax (403) 225-5745

US $5,000,000 ($6,650,00CDN) Reducing Revolving Line of Credit

Calgary, Alberta, Canada, March 22, 2004- ANTHONY CLARK INTERNATIONAL INSURANCE BROKERS LTD. (TORONTO STOCK EXCHANGE: ACL; NASDAQ OTC BULLETIN BOARD: ACKBF) (“Anthony Clark”) is pleased to announce it has closed a US$5,000,000 ($6,650,000 CDN) debt financing arrangement with a United States lender, Oak Street Funding LLC (“Oak Street”) whereby Oak Street will provide a US$5,000,000 ($6,650,000 CDN) reducing revolving line of credit (the “Facility”) to Addison York Insurance Brokers Ltd. (the “Borrower”), a US wholly-owned subsidiary of Anthony Clark.

The Facility will mature 7 years from the close of the transaction, with interest only payments during the first two years. The Facility will have an interest rate of prime plus 8%. As collateral for the Facility, Anthony Clark has guaranteed the obligations of the Borrower and Oak Street will have a security interest in the assets of the Borrower and of Anthony Clark. The facility will primarily be used to refinance Paragon Capital Debt of US$1,575,000($2,100,000CDN) and fund acquisition of general insurance brokerages within the United States.

Anthony Clark International Insurance Brokers Ltd., founded in 1989, has expanded through internal growth and the acquisition of 21 general insurance brokerages and processes over US$53,000,000($70,000,000CDN) in insurance premiums for its 23,000 customers.

For further information:

Press Contacts – North America	Barry Kaplan
Barry Kaplan Associates
New Jersey
Telephone: (732) 747-0702
Email: smallkap@aol.com

Anthony Clark International Insurance Brokers Ltd.	Mr. Tony Consalvo, C.O.O.
Telephone: (403) 225-5100
Email: tony.consalvo@aclarkinsurance.com

Except for the historical information contained herein, this press release contains statements that constitute forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that may cause or contribute to such differences include, among other things, the Company’s ability to close the proposed transaction. Other risks and uncertainties include changes in business conditions and the economy in general, changes in governmental regulations, unforeseen litigation and other risk factors identified in the Company’s public filings under “Risk Factors.” The Company undertakes no obligation to update these forward-looking statements for revisions or changes after the date of this press release.

On behalf of
ANTHONY CLARK INTERNATIONAL
INSURANCE BROKERS LTD.

“Primo Podorieszach”
Primo Podorieszach, C.E.O.